UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 under the
Securities Exchange Act
of 1934
For the month of June 2025
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

OTHER INFORMATION

Change in Certifying Accountant

On June 26, 2025, InflaRx N.V. (the “Company”) executed an engagement letter with KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”) to engage KPMG as its independent registered public accounting firm for the fiscal year ended December 31, 2025. In connection with this engagement, the Company ceased to engage EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY”) as its independent registered public accounting firm. EY had served as the Company’s independent registered public accounting firm since the fiscal year ended December 31, 2020. The change in independent registered public accounting firm follows the results of the Company’s Annual General Meeting of Shareholders held, in accordance with Dutch law, on April 24, 2025, where the Company’s shareholders voted to approve KPMG Accountants N.V. for the external audit of the Company’s statutory annual accounts for the fiscal year ended December 31, 2025. The Company’s decision to make the change in auditor was not due to any disagreement with EY. EY did not resign or decline to stand for re-election and EY’s reports on the Company’s financial statements as of and for the year ended December 31, 2024 and as of and for the year ended December 31, 2023 and on internal control over financial reporting as of December 31, 2024 and as of December 31, 2023 were not qualified and did not contain an adverse or disclaimer of opinion.

The Company will provide the additional disclosures in accordance with Item 16F regarding the predecessor auditor in its Form 20-F for the fiscal year ending December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2025
INFLARX N.V.

	By:	/s/ Niels Riedemann
Niels Riedemann
Chief Executive Officer